Exhibit 99.(a)(36)

REJECT HARMONY
PROTECT VALUE
DO NOT TENDER YOUR SHARES

18 February 2005

Dear Fellow Shareholder,

You should know some simple facts about Harmony’s hostile offer.

I am writing to explain what we believe are some simple facts about the hostile bid by Harmony Gold Mining Company Limited (“Harmony”) for your company and why I urge you not to tender your shares or American Depositary Receipts (ADRs) into the offer.

We believe it is important for you to look at the following facts:

■	FACT: Harmony’s all-share offer of 1.275 of its shares for each Gold Fields share or ADR significantly undervalues Gold Fields. This was true at the time the unsolicited offer was initially launched (on 18 October 2004) and remains true now, some four months later.

■	FACT: Harmony’s hostile offer has very little merit, evidenced by only 11.5% of Gold Fields’ shareholders accepting Harmony’s Early Settlement Offer.

■	FACT: As of 15 February, the share ratio stood at 1.418x, an 11% discount to offer ratio of 1.275 of Harmony shares for each Gold Fields share. The market is clearly telling Harmony that its offer undervalues Gold Fields.

■	FACT: The offer is made only in Harmony’s paper, which we believe to be over valued, given its financial and operating performance over the last 12 months. There is no cash component. The offer is “under water” and we are unaware of any such hostile offer ever being successful. So why would any economically rational shareholder sell at a discount to the market?

■	FACT: There is no premium and the offer price is far too low to obtain assets of the quality and potential that Gold Fields has to offer.

■	FACT: Harmony has no proven track record in managing international assets and its South African operations are underperforming. Without the right depth of management, expertise and experience in managing international assets, how can Harmony realistically expect to manage a successful and properly diversified global gold company?

■	FACT: Harmony has failed to restructure its own operations and continues to lose money, burn cash, close down shafts, shed jobs and reduce the amount of gold it produces.

■	FACT: Harmony is disposing of sound investments, such as African Rainbow Minerals (Pty) Limited to fund its loss making operations.

■	FACT: Gold Fields is the complete gold company. Gold Fields offers you a compelling investment. Gold Fields is committed to a sustainable strategy for growth and value creation. Gold Fields is in a robust financial position, has been consistently profi table and has improving margins. Gold Fields is liquid, unhedged and internationally diversified. This strategy, unlike Harmony’s, has a proven track record cult market conditions.

For these reasons and the reasons cited below, your Board continues to recommend that you reject the Harmony offer and do not tender your shares or ADRs.

Your Board believes the prospects for the continued growth of Gold Fields and the generation of further shareholder value are exciting. The Board urges you to preserve value and reject the Harmony offer by not tendering your shares or ADRs.

The Competition Commission and Competition Tribunal

On Friday, 11 February 2005, the Competition Commission recommended to the Competition Tribunal that the merger with Harmony be approved subject to a 24-month moratorium on all redundancies, other than a maximum of 1,500 employees in corporate, management and supervisory positions.

Being the investigative arm, the Commission’s recommendation is the first step of a two-stage process. The next step is for the Tribunal to adjudicate the matter in terms of the Competition Act, which requires a public hearing. After such public hearing, the Tribunal is empowered to agree or disagree with recommendations of the Commission.

We recommend that you do not rely on the Commission’s decision, nor on any suggestion by Harmony, the press or others, that the Commission’s recommendation will determine the ultimate outcome of this matter.

Gold Fields shareholders should also note that there would be no need to cut up to 1,500 jobs at Gold Fields if there were no hostile bid from Harmony. Gold Fields is in good shape, our operations have responded well to the strong rand environment and, unlike Harmony, we are making money. Why should Gold Fields shareholders and employees have to bail out Harmony?

Setting the record straight

Also enclosed is a document that compares the performance of Harmony to that of Gold Fields when assessed on a like-for-like basis. Compared to a struggling Harmony, Gold Fields is profitable, increasing production and in control of its cost base – while aggressively reducing costs further through sustainable, well planned programmes.

We have also taken the opportunity to set the record straight on certain inaccuracies and statements made about your company by Harmony at their results presentation, that we believe were misleading. We have undertaken this exercise because we believe that you, the Gold Fields shareholder, should have accurate facts in front of you to help you make decisions about the future of your company.

Why does Harmony’s failure to produce its CPR matter?

Despite Harmony’s attempts to play down the importance of the Competent Person’s Report (CPR) which they undertook to produce in DECEMBER 2004, we believe this is a critical document to evaluate the true worth of Harmony’s shares.

We are extremely concerned at the extended delay in the production of this report. What we believe should have taken no more than two months to complete in a properly run mining company has now taken a significantly longer period of time.

Our simple question to Harmony is, “Where is the CPR?” We believe you have a right to know now – and not after further rounds of Harmony’s unconvincing excuses and delays.

Your Board continues to believe that Harmony should end the value destruction and abandon its bid

Since Harmony made its hostile and unsolicited bid, as much as R15.3 billion* in the value of both companies has been destroyed. Gold Fields’ share price has fallen from R92/$14.94 on 15 October 2004 to R70.40/$11.66 on 15 February 2005**. Unless Harmony’s hostile offer is stopped, the one certain outcome of this unsolicited and unwelcome bid will be the further destruction of shareholder value – for you, and all other Gold Fields shareholders.

Your Board recommends that you reject the hostile Harmony offer and do not tender your shares or ADRs.

Yours sincerely,

Ian Cockerill
Chief Executive

Appendix

*Value destruction to date

Value destruction to date	Gold Fields	Harmony	Total value destruction
Issued shares	492 million	394 million (321 million prior to 26 November 2004)
Share price as at 18 October 2004	R92.00	R75.48
Closing share price as at 15 February 2005	R70.40	R49.63
Market capitalisation as at 18 October 2004	R45.3 billion	R24.2 billion
Market capitalisation as at 15 February 2005	R34.7 billion	R19.5 billion
Value destruction	R10.6 billion	R4.7 billion	R15.3 billion

**	GFL Rand share prices refer to close of business on the JSE. Dollar share prices refer to GFL ADR share price on close of business on the NYSE.

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make this document available and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.

This document contains “forward-looking statements” with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this document that are not historical facts are “forward-looking statements”.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this presentation, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in materials filed with or furnished to the SEC from time to time, including Gold Fields’ most recent Annual Report on Form 20-F.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Ghana, Australia and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; the success of exploration and development activities; decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labor disruptions; availability, terms and deployment of capital; changes in relevant government regulations, particularly environmental regulations and potential new legislation affecting mining and mineral rights; fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and political instability in South Africa, Ghana and regionally.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Information included in this document relating to Harmony and its business has been derived solely from publicly available sources. While Gold Fields has included information in this document regarding Harmony that is known to Gold Fields based on publicly available information, Gold Fields has not had access to non-public information regarding Harmony and could not use such information for the purpose of preparing this document. Although Gold Fields is not aware of anything that would indicate that statements relating to Harmony contained in this document are inaccurate or incomplete, Gold Fields is not in a position to verify information concerning Harmony. Gold Fields and its directors and officers are not aware of any errors in such information. Subject to the foregoing and to the maximum extent permitted by law, Gold Fields and its directors and officers disclaim all liability for information concerning Harmony included in this document.